News Release

Trading Symbols: TSX: SEA	For Immediate Release
NYSE: SA	November 13, 2024

Seabridge Gold Files Third Quarter 2024 Report to Shareholders

and its Financial Statements and MD&A

Toronto, Canada... Seabridge Gold (TSX:SEA, NYSE:SA) announced today that it has filed its Report to Shareholders, Interim Financial Statements and Management's Discussion and Analysis for the three months period ended September 30, 2024 on SEDAR+. To review these documents on the Company website, please see https://www.seabridgegold.com/investors/financial-reports.

Recent Highlights

  Work and partnership discussions continue at KSM
  KSM's License of Occupation renewed for an additional 20 years for Mitchell Treaty Tunnels
  Promising drill results obtained at Iskut's Snip North target
  2024 exploration at 3 Aces focused on evaluating targets
  Gold trades at all-time high

Financial Results

During the three-month period ended September 30, 2024 Seabridge posted a net loss of $27.6 million ($0.31 per share) compared to a net loss of $5.3 million ($0.06 per share) for the same period last year. The net loss reported in the current three-month period included a non-cash loss of $42.0 million from the quarterly remeasurement of the Company's secured notes, primarily driven by a decrease in discount rates, higher metal prices and a change in the valuation date, offset by interest payments. During the third quarter, Seabridge invested $28.0 million in mineral interests, property and equipment, compared to $73.7 million during the same period last year. At September 30, 2024, net working capital was $36.0 million compared to $54.5 million at December 31, 2023.

It should be noted that the quarterly remeasurements of the secured note liabilities under IFRS leads to significant gains or losses over time due to changes in the input variables. However, these swings in fair value will have no impact on the actual outcome of the notes at maturity. Either the notes will be put back to the Company at the prescribed fixed price under the rights of the noteholders, or the notes will be exchanged for the prescribed royalty and NSR, at maturity.

Seabridge holds a 100% interest in several North American gold projects. Seabridge's assets include the KSM and Iskut projects located in Northwest British Columbia, Canada's "Golden Triangle", the Courageous Lake project located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project located in the Yukon Territory. For a full breakdown of Seabridge's mineral reserves and mineral resources by category please visit Seabridge's website at http://www.seabridgegold.com.

None of the Toronto Stock Exchange, New York Stock Exchange, or their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada
416-367-9292   www.seabridgegold.com

Technical Information

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this press release, including any references to mineral resources or mineral reserves, was prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101"), which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC") applicable to U.S. domestic issuers. Accordingly, the scientific and technical information contained or referenced in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman and C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com